

16014235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-48197 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. J. ROBB VARIABLE CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6075 POPLAR AVENUE, SUITE 400
(No. and Street)

| MEMPHIS | TN | 38119 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JENNIFER MATLOCK — 717-736-8159
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

| 800 GREEN VALLEY ROAD, SUITE 500 | GREENSBORO | NC | 27408 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, JENNIFER MATLOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P. J. ROBB VARIABLE CORPORATION, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Abby E. Boreman, Notary Public
Susquehanna Twp., Dauphin County
My Commission Expires Oct. 1, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES


Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)

## Statement of Financial Condition

## December 31, 2015

# P.J. Robb Variable Corporation
**(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)**
## Index
## December 31, 2015

**Page(s)**



## Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of
P.J. Robb Variable Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of P.J. Robb Variable Corporation (the "Company"), at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2016

# P.J. Robb Variable Corporation

**(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)**

## Statement of Financial Condition

## December 31, 2015

| | |
|---|---|
| **Assets** | |
| Cash | $ 16,390,690 |
| Segregated cash under regulation | 200,000 |
| Commissions receivable, net of allowance of $146,199 | 3,059,842 |
| Income tax receivable from affiliate | 350,808 |
| Intangibles, net of amortization | 2,282,916 |
| Goodwill | 13,431,068 |
| Other assets | 34,596 |
| Total assets | $ 35,749,920 |
| **Liabilities and Stockholder's Equity** | |
| Commissions payable | $ 2,785,074 |
| Payable to Parent | 194,701 |
| Accrued expenses and other liabilities | 72,067 |
| Deferred tax liability, net | 780,165 |
| Total liabilities | 3,832,007 |
| Commitments and contingencies (Note 8) | |
| Stockholder's equity | |
| Common stock and additional paid-in capital: no par value; 2,000 shares authorized; 1,400 shares issued and outstanding | 20,777,967 |
| Retained earnings | 11,139,946 |
| Total stockholder's equity | 31,917,913 |
| Total liabilities and stockholder's equity | $ 35,749,920 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization

P.J. Robb Variable Corporation (the "Company"), is a wholly owned subsidiary of Crump Life Insurance Services, Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Branch Banking and Trust Company ("BB&T"). BB&T is a wholly owned subsidiary of BB&T Corporation (the "Corporation"). The Company is incorporated in the state of Tennessee and is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a retail and wholesale broker-dealer of life insurance and annuity products for various insurance carriers. The Company conducts business on a national basis.

## 2. Significant Accounting Policies

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to intangibles, goodwill and income taxes. Actual results could differ from those estimates.

### Cash

Cash includes funds on deposit with financial institutions that are available for withdrawal on demand.

### Cash Segregated Under Regulation

The Company had $200,000 of cash on deposit at December 31, 2015 in a special account for the exclusive benefit of customers.

### Commissions Receivable

The Company's receivables are from insurance carriers. The Company performs credit evaluations of its customers. The Company has reflected commissions receivable arising from the Company's operations on its Statement of Financial Condition. The Company maintains an allowance for adjustments on its commissions receivable. In establishing the required allowance, management considers historical losses, current receivable aging, lapse patterns and current economic conditions.

**Goodwill and Intangible assets**
Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) arising from the BB&T acquisition on April 2, 2012. Goodwill is tested at least annually for impairment during the fourth quarter of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value of the business below its carrying value. The Company measures impairment using the present value of estimated future cash flows based upon available information. Discount rates are based upon the cost of capital specific to the industry in which the Company operates. If the carrying value of the Company exceeds its fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities of the Company is less than the carrying value, the Company would recognize impairment for the excess of carrying value over fair value.

Intangible assets consist of acquired customer contracts and are amortized over their estimated useful life based upon customer retention rates. Whenever events or changes in circumstances indicate that the carrying amount for an asset may not be recoverable, the Company evaluates the asset for impairment. Intangible assets resulting from acquired customer relationships are evaluated in light of actual customer attrition rates and related cash flows to ensure that the carrying value of these intangible assets is recoverable. If an intangible asset is impaired, the asset is written down to estimated fair value. Through December 31, 2015, the Company did not record any impairments related to goodwill or other intangible assets.

Additional information pertaining to intangible assets is presented in Note 5.

**Income Taxes**
Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

**New Accounting Pronouncements**
In May 2014, the Financial Accounting Standards Board (FASB) issued new guidance related to Revenue from Contracts with Customers. This guidance supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, Revenue Recognition, and most industry specific guidance throughout the Accounting Standards Codification. The guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. During August 2015, the FASB provided a one-year deferral of the effective date; therefore, the guidance is effective for interim and annual reporting periods beginning after December 15, 2017. The Company is currently evaluating this guidance to determine the impact on its financial statements.

## 3. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3 - 1 (the "Rule"), which requires the maintenance of minimum net capital. The Rule requires that the Company maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $250,000. At December 31, 2015, the Company had net capital under the Rule of $15,113,989 which was $14,863,989 in excess of its minimum required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was 21%.

## 4. Related Party Transactions

The Company enters into certain related party transactions with the Parent and other affiliated companies. These transactions, which arise in the normal course of business, are summarized below. Receivables from and payables to Parent and affiliates represent amounts due from and to the Parent and affiliate companies and are expected to be settled in the normal course of business. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

**Cash**
The Company had $490,690 of cash on deposit with BB&T at December 31, 2015 that is noninterest bearing.

**Income Tax Receivable from Affiliate**
The Company had $350,808 in income tax receivable from BB&T at December 31, 2015, presented on the Statement of Financial Condition.

**Payable to Parent**
At December 31, 2015, the Company had a payable of $194,701 to the Parent, presented on the Statement of Financial Condition. Included in this amount were a payable of $425,204 for administrative service fees and a receivable of $230,503 which resulted from unsettled operational amounts.

## 5. Intangible Assets

The Company has intangible assets resulting from customer relationships. The intangible assets have a remaining estimated useful life of 6 years. At December 31, 2015, the gross carrying amount of the intangible assets was $6,000,000 and the accumulated amortization was $3,717,084.

## 6. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, included on the Statement of Financial Condition, and deferred tax liabilities at December 31, 2015, are presented below:

| | | |
|---|---|---|
| **Deferred tax assets** | | |
| Allowance for commission adjustments | $ | 54,631 |
| Agent advances allowance | | 19,457 |
| Total deferred tax assets | | 74,088 |
| **Deferred tax liabilities** | | |
| Intangibles | | (854,253) |
| Total deferred tax liabilities | | (854,253) |
| Net deferred tax liability | $ | (780,165) |

The Company has no valuation allowance against deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company did not have any unrecognized tax benefits and did not record or accrue any interest or penalties during 2015 related to unrecognized tax benefits. The Company is subject to U.S. income taxes as well as various state and local jurisdictions. Tax years subsequent to 2011 are open for examination.

## 7. Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments, which primarily consist of cash, receivables, and current obligations, approximates carrying value because of the short term nature of these financial instruments.

## 8. Commitments and Contingencies

At December 31, 2015, management is not aware of any material contingent liabilities and the Company has no material future commitments.

## 9. Subsequent Events

The Company has evaluated subsequent events through February 26, 2016, and has determined there are none requiring disclosure.


P.J. Robb
Variable Corp.
Member FINRA

P. J. Robb Variable Corporation's Exemption Report

P. J. Robb Variable Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> (1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i).
>
> (2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015 except as described below:

During the most recent fiscal year ended December 31, 2015, all funds received under the (k)(2)(i) exemption provision required prompt delivery directly to the insurance carrier. There were 5 exceptions to the requirement of the provision resulting from funds being mailed to the Company's operations center instead of directly to the carrier. These exceptions occurred on the following dates: February 6, February 9, February 20, March 12, and June 11.

P.J. Robb Variable Corporation

I, Jennifer A Matlock, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer
February 26, 2016



**Report of Independent Registered Public Accounting Firm**

To Management and the Board of Directors
P.J. Robb Variable Corporation

We have reviewed P.J. Robb Variable Corporation's assertions, included in the accompanying P.J. Robb Variable Corporation's Exemption Report in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout year ended December 31, 2015 except as described in its exemption report with respect to the exceptions described below:

During the most recent fiscal year ended December 31, 2015, all funds received under the (k)(2)(i) exemption provision required prompt delivery directly to the insurance carrier. There were 5 exceptions to the requirement of the provision resulting from funds being mailed to the Company's operations center instead of directly to the carrier. These exceptions occurred on the following dates: February 6, February 9, February 20, March 12, and June 11.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 26, 2016

*PricewaterhouseCoopers LLP, 800 Green Valley Road, Suite 500, Greensboro, NC 27408*
*T: (336)665 2700, F: (336)665 2699, www.pwc.com/us*